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For further information:

Connie Weaver
Vice President
AT&T Investor Relations & Communications
908-221-3655
ckweaver@att.com

FOR RELEASE MONDAY, DECEMBER 6, 1999

               AT&T ANNOUNCES MAJOR FIBER-OPTIC NETWORK EXPANSION

         NEW YORK - In response to unprecedented growth in demand for high-speed bandwidth and Internet-based services, AT&T today announced an aggressive plan to work with three telecom companies to add a new, state-of-the-art fiber-optic network that will link 30 major metropolitan areas nationwide. When completed, the plan will allow AT&T to maintain its low-cost position in the industry, leapfrog its competitors in technology, and quickly and economically deploy ultra-high-speed bandwidth.

         AT&T estimates these 30 cities will represent 80 percent of the future domestic demand for high-speed services. Deployment of this new overlay network will also enable AT&T to be among the first to offer ultra-high-speed bandwidth OC-192 services now and OC-768 services when that technology becomes available.

         "The capital expenditure for this project is estimated at $1 billion over two years, approximately 60 percent of what it would have cost us to complete the network on our own," said Frank Ianna, president of AT&T Network Services. "This innovative approach also allows us to complete the project in just 24 months. This is the first time AT&T has worked a cost-sharing arrangement with other companies to build additions to our existing fiber-optic network, while retaining control over construction.

         "Although a number of other companies are building large networks, AT&T already has a base of 80 million customers with real demand that is growing at a phenomenal rate," Ianna said. "This project will allow us to quickly and economically increase bandwidth whenever necessary and will also allow us to generate new revenue by leasing fiber capacity to other companies."

         AT&T has long had a program to expand and enhance its fiber network to improve reliability, restoration, capacity and geographic coverage. This program represents a significant acceleration of the company's plan to augment its network to capture near-term and long-term revenue opportunities, particularly by improving the time-to-market advantages of AT&T's Internet offerings.
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         When this fiber-optic network is completed, it will be equipped with ultra-high bandwidth Dense Wave Division Multiplexing and Optical Switches that will allow AT&T to rapidly provision and restore service. The deployment of this long distance fiber network, when combined with AT&T's more than 10,000 route miles of local fiber, will make AT&T uniquely capable of meeting customer demand for high-capacity, end-to-end service.

         Working with CapRock Communications, PF.Net and Touch America, AT&T will overlay the new conduit and fiber on existing routes, a method that is significantly more cost effective than leasing capacity from other suppliers and also less costly and faster than AT&T installing the new network alone.

         The new overlay network will include 16,500 route miles of the latest-generation fiber-optic cable. AT&T will work with CapRock
Communications, PF.Net, and Touch America to deploy 10,500 miles of fiber-optic cable. In addition, AT&T has already installed 3,100 miles of the new cable and plans to deploy another 2,900 miles on its own.

         Using existing AT&T rights-of-way or rights-of-way negotiated by one of the three participating firms, a multi-conduit facility will be installed. AT&T will own three of the conduits, while the remaining will belong to the firm doing the actual construction. At first, only one of the AT&T conduits will contain fiber-optic cable, an arrangement that makes it possible for AT&T to quickly and inexpensively install new fiber in the future.

         CapRock Communications, PF.Net and Touch America will build segments of the new network in different geographic regions of the country, closely adhering to AT&T's strict construction and quality standards. AT&T will manage the project and supervise the construction of each segment.

         The new network will include three east-to-west fiber-optic cable routes, as well as three north-to-south runs. The east-to-west routes will span the northern tier of states, the southern tier of states, and the central section of the country. The north-to-south routes will run along the East Coast, the West Coast, and through the Midwest.

         Planning and engineering for this project is already under way. Actual construction on some segments has already begun, with initial completion dates of March 2000. Additional sections will be deployed later in the year and during the following year, with the entire project set to be finished by late 2001.

         Current plans for this project call for CapRock Communications to install fiber-optic cable in Arkansas, Louisiana, Oklahoma, and Texas.

         PF.Net will deploy fiber-optic cable along sections of the East Coast, from Florida to Georgia, and North Carolina to Virginia. In addition, the firm will install fiber from Missouri into Oklahoma and across the southern tier of states, from Georgia south to Florida, and then west across Alabama, Mississippi, Louisiana, Texas, New Mexico, and Arizona into Southern California.
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         Meanwhile, Touch America will be installing three cable routes, the first running from Minnesota through Wisconsin and Illinois into Missouri. The second cable will run from Illinois west through Iowa, Nebraska, Colorado, Wyoming, Utah, and Nevada into Northern California. The third Touch America cable route will run west from Montana through Idaho into Washington.

         These projects will deploy the latest-generation fiber-optic cable available from two suppliers. Lucent Technologies will provide its TrueWave(R) RS cable, while Siecor, a joint venture of Siemens and Corning, will supply Corning's Enhanced LEAF(R) fiber. Both fiber types easily handle high-speed broadband OC-192 service and are designed to carry OC-768 when that technology becomes commercially available.

         AT&T (www.att.com) is the world's premier provider of voice and data communications, with more than 80 million customers, including businesses, consumers, and government. AT&T runs the world's largest, most powerful long distance network and one of the largest wireless networks in North America. The company is the leading supplier of data and Internet services for businesses and the nation's largest direct Internet service provider to consumers. AT&T also provides local telephone service to a growing number of businesses.

         CapRock Communications (www.caprock.com) is a southwestern U.S. facilities-based integrated communications provider (ICP) offering local, long distance, Internet, data, and private-line services to business customers. The company also provides switched and dedicated access, regional and international long distance, private lines, and dark fiber to carrier customers. The company is building a 6,100-mile fiber network, as well as voice and data networks in six southwestern states. Media contact: Andrew Roberts at 972-982-9550.

         PF.Net (www.pf.net) will provide fiber-optic communications infrastructure to communications carriers, Internet Service Providers, corporations with enterprise network needs, and government entities. The company is constructing "The Network to the Net" - this IP-based, fiber-optic nationwide network will connect to national access points in more than 70 cities, including the five largest communications markets in the United States. The company is owned by PF Telecom, LLC, Washougal, Wash., Koch Telecom Ventures, Inc., a wholly owned subsidiary of Koch Industries, Inc., Wichita, Kansas, and Odyssey Investment Partners, LLC, New York, New York. Media contact: Leslie Teegarden at 360-835-4721.
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         Touch America (www.in-tch.com or www.mtpower.com) is a wholly owned telecommunications subsidiary of The Montana Power Company (NYSE:MTP), providing long distance, private-line, and Internet services, and business telephone equipment since 1983. The company's 12,000-mile digital fiber-optic network employs the most advanced telecommunications technology available today. The company plans to have an 18,000-mile network by year-end 2000 and more than 23,000 miles by year-end 2001. Touch America offers a full line of long distance services, as well as dedicated voice, data, video and frame relay solutions. Touch America's equipment services include design, installation, and maintenance of PBX and key systems. The company also offers construction management oversight of the installation of fiber-optic systems. Touch America and The Montana Power Company are based in Butte, Montana. Media contact: Cort Freeman at 406-497-2368.



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SIDEBAR-


                     THE 30 MAJOR METROPOLITAN AREAS SERVED
                         BY THE NEW FIBER-OPTIC NETWORK


         Arlington, Virginia                 New York, New York
         Atlanta, Georgia                    Orlando, Florida
         Austin, Texas                       Philadelphia, Pennsylvania
         Boston, Massachusetts               Phoenix, Arizona
         Bridgeport, Connecticut             Pittsburgh, Pennsylvania

         Chicago, Illinois                   Portland, Oregon
         Cleveland, Ohio                     Richmond, Virginia
         Dallas, Texas                       Sacramento, California
         Denver, Colorado                    Salt Lake City, Utah
         Greensboro, North Carolina          San Diego, California

         Houston, Texas                      San Francisco, California
         Kansas City, Missouri               San Jose, California
         Los Angeles, California             Seattle, Washington
         Minneapolis, Minnesota              St. Louis, Missouri
         Newark, New Jersey                  Washington, D.C.


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